Exhibit (e)(36)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this 10th day of August, 2016 by and between Arctic Cat Inc. (the “Company”) and Robert Sell (“Executive”).

WHEREAS, the Company desires to employ Executive on the terms and conditions set forth herein; and

WHEREAS, Executive desires to be employed by the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I.
DEFINITIONS

1.1          “Arctic Cat Products” means any goods or services designed, developed, marketed, promoted, sold, serviced, or provided on behalf of the Company during the last two years in which Executive was employed by the Company.

1.2          “Change in Control” has the same meaning as defined in that certain Change in Control Agreement of even or substantially even date of the Original Employment Agreement (the “Change in Control Agreement”), as such Change in Control Agreement may be amended from time to time.

1.3          “Code” means the Internal Revenue Code of 1986, as amended.

1.4          “Company” means Arctic Cat Inc. and all of its subsidiary and affiliated entities and their divisions which now exist or may exist in the future.

1.5          “Competitive Products” means any product, product line or service (including any component thereof or research to develop information useful in connection with a product or service) that is being designed, developed, manufactured, marketed, or sold by the Company, or with respect to which the Company has acquired Confidential Information which it intends to use in the design, development, manufacture, marketing, or sale of a product or service.

1.6          “Confidential Information” means any information or compilation of information that Executive learns or develops during the course of Executive’s employment by the Company that derives independent economic value from not being generally known, or readily ascertainable by proper means, by other persons who can obtain economic value from its disclosure or use. Confidential Information includes, but is not limited to, trade secrets and may relate to such matters as research and development, engineering, drawings and specifications, strategic plans, business methods, non-public financial information, proprietary information pertaining to vendors and customers, product improvement efforts, manufacturing processes, management systems, sales and marketing plans and information, contracts, and pricing.

1.7          “Conflicting Organization” means any person or entity (regardless of its legal form) which is engaged in, or about to become engaged in, research or development, production, marketing or selling a Competitive Product, including Executive if Executive is engaged in business for herself.

1.8          “Customer” means any person or entity (regardless of its legal form) with whom or with which Executive or those under Executive’s direct or indirect supervision had any direct or indirect contact on behalf of the Company in connection with Arctic Cat Products. Without limiting the generality of the foregoing, the term Customer includes, but is not limited to, dealers, vendors, suppliers, and sponsors.

1.9          “Disability” has two different meanings in this Agreement. For purposes of benefits due under any Company-sponsored disability insurance policy (whether short-term, long-term, or any applicable salary continuation policy provided during any elimination period), the definition of Disability shall conform to the definition provided in such policy. For purposes of any payment made to Executive in excess of the benefits due under any such Company- sponsored disability insurance policy, the definition of Disability shall be at least as restrictive as the applicable definition provided in Section 409A of the Code.

1.10        “Invention” means all inventions, discoveries, ideas, processes, writings, designs, developments, and improvements, whether or not protectable under the applicable patent, trademark or copyright statutes, of Executive while employed by the Company.

ARTICLE II.
EMPLOYMENT AND TERM

2.1          Employment. Upon the terms and subject to the conditions set forth in this Agreement and effective upon commencement of the term set forth in Section 2.2 below, the Company hereby employs executive as Vice President Operations or in such other capacity as may be determined from time to time by the Company’s Chief Executive Officer or Board of Directors (the “Board”), and Executive hereby accepts such employment.

2.2          Term. The term of this Agreement shall commence on August 29, 2016 and shall continue until this Agreement is terminated by either party pursuant to the terms hereof.

ARTICLE III.
COMPENSATION

3.1          Base Salary. As compensation for Executive’s services to the Company and as consideration for the confidentiality, non-competition and non-solicitation agreements provided in Article IV of this Agreement, Executive shall receive an annual base salary in the amount of Two Hundred Eighty-five Thousand Dollars ($285,000) payable in accordance with the Company’s regular payroll processes (the “Base Salary”) and the additional compensation set forth in this Agreement. Executive’s Base Salary shall be reviewed by the Compensation and/or Human Resources Committee of the Board on an annual basis, beginning in May 2017, and such committee may, but is not be obligated to, adjust Executive’s Base Salary by an amount as it deems appropriate based on a review of certain benchmarking information, including but not limited to, general industry as well as industry specific and other peer company compensation data, as well as recommendations from the Chief Executive Officer.

3.2          Annual Incentive Awards. In addition to the Base Salary, starting with the fiscal year that begins April 1, 2016 (“Fiscal 2017”) Executive shall be eligible to participate in the Company’s annual incentive program offered to the Company’s senior executives on a prorated basis. Executive’s annual incentive payout shall range from zero percent (0%) to two hundred percent (200%) of Executive’s target incentive payout (the “Annual Bonus”). The target incentive payout (the “Target Bonus”) for Executive for Fiscal 2017 shall be forty percent (40%) of Executive’s prorated Base Salary. Thereafter, the Board, or an appropriate committee of the Board, may, but is not obligated to, adjust Executive’s Target Bonus as it deems appropriate and consistent with the Company’s then existing annual incentive program. Payouts made pursuant to this Section 3.2 shall be paid no later than two and a half (2.5) months after the end of the Company’s fiscal year or as soon thereafter as practicable.

3.3          Long-Term Incentive Compensation. In addition to Base Salary and all other compensation provided in this Agreement, Executive shall be entitled to participate in the Company’s long-term incentive program (the “LTI”) beginning in Fiscal 2017. The Board has approved and will issue grants to Executive of stock options to purchase shares of common stock at the same time as similarly situated Executive Officers. The initial grant of stock options will have a fair market value of $62,000.00 (at an assumed Black-Sholes ratio of 40%) and the RSUs will have a fair market value of $62,000.00 at the end of the first day of Executive’s employment. swill be made at the fair market value at the end of the first day of Executive’s employment. The grants are made in accordance with the Company’s 2013 Omnibus Stock and Incentive Plan. The grants will vest in equal installments on the first, second and third anniversaries of the grant date.

3.4          Benefits. Except as the Company may otherwise provide, Executive shall be entitled to participate in any retirement savings plan, profit sharing plan, life insurance, health insurance, dental insurance, disability insurance or any other fringe benefit plan which the Company may from time to time make available to its salaried senior executives to the extent that Executive’s age, tenure, and title make Executive eligible to receive those benefits. In addition, Executive will be entitled to four weeks paid vacation and access to the Company’s products at the same or similar level as the Company’s other executives similarly situated. Any of such benefits may be modified or withdrawn by the Company in its discretion during the term of this Agreement to the extent the same are withdrawn or modified or supplemented for other executives similarly situated.

3.5          Expenses. The Company shall reimburse Executive for all reasonable expenses properly incurred by Executive in the discharge of Executive’s duties hereunder upon production of evidence therefore.

ARTICLE IV.
DUTIES OF EXECUTIVE

4.1          Services; Duties. Executive shall have the general duties, responsibilities and authority of a Vice President Operations subject to the power of the Chief Executive Officer and/or the Board to expand or limit such duties, responsibilities and authority. Executive agrees to loyally perform the duties assigned to Executive from time to time, and all duties associated therewith, to the best of Executive’s abilities, to be familiar with the Company’s policies as they exist from time to time which relate to Executive’s duties, and to abide by the Company’s Bylaws, Board direction, and all policies and procedures as they exist from time to time, provided that in the event of a conflict between any Company policy or procedure and the terms of this Agreement, the terms of this Agreement shall control unless contrary to applicable law. While the Company employs Executive, Executive will not engage in any business activity or outside employment that might conflict with the Company’s interests or might adversely affect the performance of Executive’s duties for the Company.

4.2          Confidentiality and Good Will. Executive acknowledges that the Company has provided or will provide Executive with information concerning its business, products and customers and that the Company entrusts Executive with business relationships, good will and Confidential Information of great value to the Company. Executive assigns to the Company all good will which Executive has or develops with Customers while employed by the Company. Executive agrees that Executive shall treat all information, business relationships, and good will entrusted to Executive by the Company as a fiduciary, and Executive undertakes all of the obligations of a fiduciary to maintain, protect, and continue to develop such information, business relationships, and good will for the benefit of the Company. All documents and tangible items (including, but not limited to, email) provided to Executive by the Company or created by Executive for use in connection with Executive’s employment are the property of the Company and shall be held by Executive as a fiduciary on behalf of the Company. Upon termination of Executive’s employment for any reason, Executive shall promptly and without the requirement of a prior demand by the Company, return to the Company all such documents and tangible items, together with all copies, recordings, abstracts, notes, reproductions, or electronic versions of any kind made from or about the documents and tangible items or the information they contain. Executive agrees not to directly or indirectly use or disclose any Confidential Information belonging to the Company for the benefit of anyone other than the Company, either during or after employment, for as long as the information remains Confidential Information.

4.3          Non-Solicitation. In recognition of the importance to the Company of its personal relationships, during and for one year following Executive’s termination of employment by the Company, for any reason, Executive agrees that Executive will not directly or indirectly, on Executive’s own behalf or on behalf of any other person, solicit: (i) any Customer with whom Executive had contact during the two years preceding Executive’s termination of employment, for the purpose of directly or indirectly (a) marketing, promoting, or encouraging the use of a Competitive Product; (b) providing advice or assistance in connection with the marketing, promotion or use of a Competitive Product; or (c) attempting to interfere with, or preventing or diverting the sale or purchase of products being designed, developed, sold or marketed by the Company; (ii) the services of any person who is a Company employee or agent to terminate Executive’s or her employment or agency with the Company; or (iii) any vendor or supplier which provides an exclusive or unique service or product to the Company for the purpose of obtaining similar products or services.

4.4          Non-Competition. Executive agrees that during the period of Executive’s employment with the Company and for one year following the voluntary or involuntary termination of Executive’s employment with the Company for any reason, Executive shall not, directly or indirectly, on Executive’s own account or in the service of any other person, firm, corporation or other entity, be employed by, or permit Executive’s name to be used by, or engage in or carry on business with, or otherwise be associated in any way with, a Conflicting Organization as a partner, shareholder, director, officer, executive, principal, agent, associate, consultant, or in any other capacity. This non-competition covenant is effective in each of the markets in which the Company markets, designs, develops, promotes, sells, services, or provides Company products (i) at any time during Executive’s employment with the Company or (ii) at any time within one year following termination of Executive’s employment that were under evaluation with Executive’s knowledge at the time of Executive’s termination of employment.

4.5          Inventions.

(a)                                 Disclosure and Assignment. Executive agrees to promptly disclose in writing to the Company complete information concerning each and every Invention. Executive, to the extent that Executive has the legal right to do so, hereby acknowledges that any and all Inventions are the exclusive property of the Company and hereby assigns and agrees to assign to the Company any and all of Executive’s right, title and interest in and to any and all Inventions. If an Invention does not relate to the existing or reasonably foreseeable business interests of the Company, the Company may, in its sole and unreviewable discretion, release or license the Invention to Executive upon written request by Executive. No release or license shall be valid unless in writing signed by an officer of the Company.

(b)                                 Future Inventions. As to any future Inventions made by Executive which relate to the business, products or practices of the Company and which are first conceived or reduced to practice during the term of this Agreement, but which are claimed for any reason to belong to an entity or person other than the Company, Executive agrees to promptly disclose the same in writing to the Company and shall not disclose the same to others if the Company, within 20 days thereafter, shall claim ownership of such Inventions under the terms of this Agreement.

(c)                                  Limitation on Sections 4.5(a) and (b). Pursuant to Minnesota Statute Section 181.78, the provisions of Sections 4.5(a) and (b) shall not apply to any Invention meeting the following conditions:

(i)                                     such Invention was developed entirely on Executive’s own time;

(ii)                                  such Invention was made without the use of any Company equipment, supplies, facility or trade secret information;

(iii)                               such Invention does not relate (a) directly to the business of the Company, or (b) to the Company’s actual or demonstrably anticipated research or development; and

(iv)                              such Invention does not result from any work performed by Executive for the Company.

(d)                                 Assistance of Executive. Upon request and without further compensation therefor, but at no expense to Executive, and whether during the term of this Agreement or thereafter, Executive will do all lawful acts, including, but not limited to, the execution of papers and lawful oaths and the giving of testimony, that in the opinion of the Company, its successors and assigns, may be necessary or desirable in obtaining, sustaining, reissuing, extending and enforcing United States and foreign patents, including, but not limited to, design patents, on any and all of such Inventions, and for perfecting, affirming and recording the Company’s complete ownership and title thereto, and to cooperate otherwise in all proceedings and matters relating thereto.

(e)                                  Records. Executive will keep complete, accurate and authentic accounts, notes, data and records of all Inventions in the manner and form requested by the Company. Such accounts, notes, data and records shall be the property of the Company, and, upon its request, Executive will promptly surrender same to it or, if not previously surrendered upon its request or otherwise, Executive will surrender the same, and all copies thereof, to the Company upon the conclusion of Executive’s employment.

4.6          Understandings. Executive acknowledges and agrees that (a) the Company informed Executive, as part of the offer of employment and prior to Executive’s accepting employment with the Company, that a confidentiality, non-competition, and non-solicitation agreement would be required as part of the terms and conditions of Executive’s employment; (b) Executive has carefully considered the restrictions contained in this Agreement; (c) the restrictions in this Agreement are reasonable and will not unduly restrict Executive in securing other employment in the event of termination.

4.7          Remedies. Executive agrees and understands that any breach of any of the covenants or agreements set forth in Article IV of this Agreement will cause the Company irreparable harm for which there is no adequate remedy at law, and, without limiting whatever other rights and remedies the Company may have under this Agreement, Executive consents to the issuance of an injunction by any court of competent jurisdiction in favor of the Company enjoining the breach of any of the aforesaid covenants or agreements. If any or all of the aforesaid covenants or agreements are held to be unenforceable because of the scope or duration of such covenant or agreement, the parties agree that the court making such determination shall have the power to reduce or modify the scope and/or duration of such covenant to the extent that allows the maximum scope and/or duration permitted by applicable law.

4.8          Survival. The obligations of this Agreement that require performance by either party after the Term or the expiration or termination of this Agreement, including this Article IV, shall survive the Term and the expiration or termination of this Agreement.

ARTICLE V.
TERMINATION

5.1          Termination for Cause. Notwithstanding anything contained in this Agreement to the contrary, the Company shall have the right to immediately terminate the employment of Executive for “Cause” if the Chief Executive Officer determines that Executive:

(a)                                 willfully or materially breaches this Agreement or any other written agreement with the Company;

(b)                                 willfully violates or fails to comply with any reasonable rule or policy governing Executive’s performance or behavior, including, without limitation, the prohibition against the use of illegal drugs and the use of alcohol in a way that is materially harmful to the Company’s finances, general reputation, or other legitimate business interest;

(c)                                  willfully violates or fails to comply with any reasonable instruction of the Chief Executive Officer and/or the Board, provided that such instruction is not in violation of this Agreement or any other written agreement between the Company and Executive and is legal;

(d)                                 willfully engages in dishonesty, illegal conduct, or misconduct that is materially harmful to the Company’s finances, general reputation, or other legitimate business interest, as determined by the Board in its sole discretion;

(e)                                  willfully engages in fraud, misappropriation or embezzlement, whether or not related to Executive’s employment with the Company;

(f)                                   willfully and without authorization discloses Confidential Information; or

(g)                                  is convicted of or pleads guilty to any criminal charge or indictment, the nature of which the Board determines, in its sole discretion, may have a detrimental impact on the general reputation of the Company, its finances, or other legitimate business interest.

An act or failure to act is considered “willful” if done or not done with an absence of good faith and without a reasonable belief that the act or failure to act was in the best interests of the Company. In the event of termination for “Cause,” Executive shall not be entitled to any severance payments or any other payments under this Agreement except as may be required by law, but shall receive Executive’s Base Salary earned through the date of termination, any unused vacation or other time off earned through the date of termination, reimbursement for reasonable expenses incurred by Executive in the discharge of Executive’s duties before termination so long as Executive provides evidence thereof, and any additional benefits to which Executive is entitled under any applicable benefit plan of the Company that are not otherwise provided by this Agreement (collectively, the “Accrued Obligations”). Executive shall not be terminated for Cause unless and until Executive has been offered an opportunity to explain the circumstances forming the basis for the Company’s determination of Cause to the Chief

Executive Officer except where the Chief Executive Officer determines that doing so would be futile.

5.2          Termination for Any Other Reason. Executive’s employment shall terminate on the occurrence of any one of the following events:

(a)                                 the occurrence of circumstances that make it impossible or impracticable for the business of the Company to be continued;

(b)                                 Executive fails to perform the duties that Executive is reasonably expected to perform under this Agreement to the Company’s satisfaction after notice and opportunity to cure;

(c)                                  Executive’s death; or

(d)                                 Executive’s Disability unless waived by the Company, where Disability has the meaning set forth in any Company-sponsored disability insurance policy.

In the event of termination of employment for any reason set forth in Section 5.2(b), (c) or (d) above, no further compensation or benefits other than the Accrued Obligations set forth in Section 5.1 of this Agreement and any applicable insurance benefits in accordance with any Company-sponsored insurance policy shall be paid to Executive. Notwithstanding anything contained in this Agreement to the contrary, the Company shall have the right to terminate the employment of Executive for any reason, including reasons other than those described in Sections 5.1 or 5.2. In the event of termination by the Company for any reason not constituting Cause, not described in Section 5.2, and not in connection with a Change in Control, Executive shall be entitled to the severance payments described in Section 5.5. In the event of a Change in Control, the Change in Control Agreement, as amended, shall supersede this Agreement and any understandings between the parties with respect to termination upon such Change in Control and any compensation paid to Executive upon such termination.

5.3          Termination by Executive for Good Reason. Notwithstanding anything contained in this Agreement to the contrary, Executive shall have the right to terminate Executive’s employment at any time for “Good Reason.” “Good Reason” exists if any of the following events or conditions occurs:

(a)                                 any material reduction in Executive’s Base Salary unless consistent with the same percentage reduction to the base salaries for other similarly situated senior executives of the Company; or any removal of Executive from the position of, or failure to reappoint or reelect Executive as Vice President Operations of the Company;

(b)                                 any material breach by the Company of any provision of this Agreement;

(c)                                  any purported termination of Executive’s employment which is not made pursuant to a Notice of Termination satisfying the requirements Section 5.6 of this Agreement; or

(d)                                 the relocation of the Company’s principal executive offices to a location more than 50 miles from Minneapolis/St. Paul, Minnesota or the Company requiring Executive to be based more than 50 miles from the Company’s principal executive offices except for requiring travel on the Company’s business.

Prior to any termination for “Good Reason,” Executive must give notice to the Chief Executive Officer of the existence of the condition for “Good Reason” and intent to terminate employment within 90 days of the occurrence of the condition and the Company shall not have eliminated the condition within 30 days thereafter. In the event of termination of employment by Executive for Good Reason, Executive shall be entitled to the severance payments described in Section 5.5 of this Agreement subject to the limitations contained in Section 5.5.

5.4          Termination by Executive for Any Other Reason. Executive shall have the right to terminate Executive’s employment under this Agreement for any reason. In the event of termination by Executive for any reason not constituting a termination for Good Reason, Executive shall not be entitled to any severance payment or any other payments under this Agreement except the Accrued Obligations described in Section 5.1 of this Agreement.

5.5          Severance Payments. In the event of termination by the Company for any reason not constituting Cause or described in Section 5.2, and not in connection with a Change in Control, or, in the event that Executive terminates Executive’s employment for Good Reason, the Company shall pay to Executive the Accrued Obligations described in Section 5.1 of this Agreement, and, in lieu of any further compensation and benefits under this Agreement, Executive shall be entitled to the following benefits during the 6-month period beginning on the date of such termination of Executive’s employment (the “Severance Period”), subject to the limitations contained in this Section 5.5.

(a)                                 Severance Pay. During the Severance Period, the Company shall pay to Executive an amount equal to one-half the Executive’s average annual Base Salary (exclusive of any bonuses, incentive compensation or income associated with benefits, restricted stock, or stock options of Executive) over the three year period immediately preceding the date of termination or such lesser period as Executive has been employed by the Company; provided that only the amount permitted by Section 409A of the Code, inclusive of Section 401(a)(17) of the Code, shall be paid in equal portions over the course of the first six months of the Severance Period in accordance with the Company’s regular payroll practices, and any balance shall be paid in equal portions over the course of the subsequent six months in accordance with the Company’s regular payroll practices. Each installment of severance pay shall be considered a separate payment for purposes of Section 409A of the Code.

(b)                                 Benefits During Severance Period. During the Severance Period, the Company shall continue to pay to Executive an amount of cash equal to the Company’s portion of the premium payable under the Company’s group health and life insurance plans for health (i.e., medical, dental and vision benefits) and life insurance benefits provided to the Executive and to those family members covered through Executive under the Company’s group health and life insurance plans immediately prior to the date of termination of employment; provided that if during the Severance Period another employer provides Executive any benefits that are substantially comparable to any of the benefits provided by the Company, the Company’s obligations with respect to such comparable benefits shall cease.

(c)                                  Conditions to Severance Pay. Notwithstanding anything contained in this Agreement to the contrary, Executive shall be entitled to the severance pay and benefits described in this Section 5.5 only if (i) on or within 45 days following Executive’s last date of employment Executive signs and does not rescind a release agreement in a form prepared by the Company and given to Executive within 10 days after the date of termination, to include but not be limited to a comprehensive release of all legal claims by Executive in favor of the Company, which release shall be in the form customarily used by the Company for senior executives, (ii) Executive fully complies with Executive’s confidentiality obligations under Section 4.2, (iii) Executive fully complies with Executive’s non-solicitation obligations under Section 4.3, (iv) Executive fully complies with Executive’s non-competition obligations under Section 4.4, and (v) Executive fully complies with Executive’s disclosure and assignment obligations under Section 4.5. Executive further understands and agrees that if Executive does not sign the required release agreement, if Executive rescinds the required release agreement after signing, or if Executive does not fully comply with the confidentiality, non-solicitation, non-competition, and/or disclosure and assignment requirements set forth in Sections 4.2, 4.3, 4.4, and 4.5, he will not be entitled to the severance pay or benefits described in this Section 5.5 and will be obligated to return any severance pay and/or benefits already received.

5.6          Notice of Termination. Any purported termination of Executive’s employment by the Company or by Executive shall be communicated by a Notice of Termination sent to the other party in accordance with Section 6.1. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth a summary of the facts and circumstances claimed to provide a basis for termination of Executive’s employment. No purported termination of Executive’s employment which is not made pursuant to a Notice of Termination shall be effective for purposes of this Agreement.

5.7          Surviving Rights. Notwithstanding the termination of Executive’s employment, the parties shall be required to carry out any provisions which contemplate performance subsequent to such termination; and such termination shall not affect any liability or other obligation which shall have accrued prior to such termination, including, but not limited to, any liability for loss or damage on account of a prior default.

ARTICLE VI.
GENERAL PROVISIONS

6.1          Notices. For the purpose of this Agreement, notices and all other communications provided for shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States first class mail, postage pre-paid, addressed to the last known residence address of Executive or in the case of the Company, to its principal office to the attention of its then Chief Executive Officer, with a copy to its Secretary, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

6.2          Compliance with Section 409A of the Code. If and to the extent that any provision of this Agreement is required to comply with Section 409A of the Code, the Company shall have the authority, without the consent of Executive to interpret and/or amend such provision to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Code 409A.

6.3          No Conflicting Obligations. Executive represents and warrants to the Company that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by Executive of Executive’s obligations hereunder.

6.4          Waiver, Modification or Amendment. No waiver, modification or amendment of any term, condition or provision of this Agreement shall be valid or of any effect unless made in writing, signed by the party to be bound or its duly authorized representative and specifying with particularity the nature and extent of such waiver, modification or amendment. Any waiver by any party of any default of the other shall not affect or impair any right arising from any subsequent default. Nothing herein shall limit the rights and remedies of the parties under and pursuant to this Agreement, except as set forth above.

6.5          Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior agreements and understandings between the parties with respect to such subject matter, whether oral or written; provided that the parties acknowledge that they have also entered into a Change in Control Agreement (which has subsequently been amended) and that the Change in Control Agreement, and all amendments thereto shall supersede this Agreement and any understanding between the parties with respect to termination upon a Change in Control and any compensation paid to Executive upon such termination. In all other respects, this Agreement shall remain in full force and effect in the event of a Change in Control.

6.6          Interpretation. The provisions of this Agreement shall be applied and interpreted in a manner consistent with each other so as to carry out the purposes and intent of the parties, but if for any reason any provision of this Agreement is determined to be unenforceable or invalid, such provision or such part thereof as may be unenforceable or invalid shall be deemed severed from this Agreement and the remaining provisions shall be carried out with the same force and effect as if the severed provision or part thereof had not been a part of this Agreement.

6.7          Governing Law; Venue. This Agreement shall be construed and enforced in accordance with the laws of the State of Minnesota. Executive waives Executive’s rights, if any, to have the laws, including conflict of laws principles, of any jurisdiction other than the State of Minnesota apply to this Agreement. Any dispute arising out of or related to Executive’s employment by the Company or arising out of or related to this Agreement, or any breach or alleged breach hereof, shall be exclusively decided by a state or federal court sitting in the State of Minnesota. Executive hereby irrevocably consents to the personal jurisdiction of the state and federal courts sitting in the State of Minnesota for the purposes of any action arising out of or related to Executive’s employment or this Agreement. Executive waives Executive’s right, if any, to have any disputes between Executive and the Company arising out of or related to Executive’s employment or this Agreement decided in any jurisdiction or venue other than a state or federal court in the State of Minnesota. Executive agrees not to assist, aid, abet, encourage, or participate in any lawsuit or action by any third party arising out of or related to Executive’s employment or this Agreement in any jurisdiction or venue other than a state or federal court in the State of Minnesota.

6.8          Severability. In the event that any provision of this Agreement is unenforceable under applicable law, that shall not affect the validity or enforceability of the remaining provisions. In the event that any provision of this Agreement is unenforceable because it is overbroad, vague or otherwise, that provision may be revised by a court sitting in the state of Minnesota to the extent required by applicable law, and may be enforced as revised by the court.

6.9          Assignment. Executive acknowledges that Executive’s services are unique and personal. Accordingly, Executive may not assign Executive’s rights or delegate Executive’s duties or obligations under this Agreement. This Agreement shall inure to the benefit of and be enforceable by the Company and any successor or permitted assignee, and may be assigned by the Company to any purchaser of all or substantially all of the Company’s business or assets (by merger, sale of assets, consolidation, acquisition of stock or otherwise) without the consent of Executive, and may otherwise be assigned by the Company only with Executive’s consent.

6.10        Captions and Headings. The captions and section headings used in this Agreement are for convenience of reference only, and shall not affect the construction or interpretation of this Agreement or any of the provisions hereof.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective on the date set forth in the first paragraph of this Agreement.

COMPANY:

ARCTIC CAT INC.

/s/ Christopher T. Metz
Christopher T. Metz
President and Chief Executive Officer

EXECUTIVE:

/s/ Robert Sell
Robert Sell